UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Ciena Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	001-36250 (Commission File No.)	23-2725311 (I.R.S. Employer Identification Number)
7035 Ridge Road, Hanover, MD (Address of Principal Executive Offices)		21076 (Zip Code)

David M. Rothenstein Senior Vice President, General Counsel and Secretary (410) 694-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2016 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Ciena Corporation ( “Ciena”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”) for the reporting period January 1, 2016 to December 31, 2016.

A copy of Ciena’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.ciena.com/about/corporate-social-responsibility/supply-chain/.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Ciena is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2017	CIENA CORPORATION

By:	/S/ David M. Rothenstein
David M. Rothenstein
Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number _______	Description __________
1.01	Conflict Minerals Report of Ciena Corporation